RATIO OF EARNINGS TO FIXED CHARGES

		Praxair, Inc. and Subsidiaries
				Exhibit 12.01

	Six Months Ended June 30,	Year Ended December 31,
(Dollar amounts in millions, except ratios)	2018	2017	2016	2015	2014

Pre-tax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or
loss from equity investees	$1,248	$2,287	$2,048	$2,160	$2,395
Capitalized interest	(8)	(28)	(34)	(33)	(38)
Depreciation of capitalized interest	13	17	19	22	27
Dividends from less than 50%-owned companies carried at equity	29	111	8	11	6
Adjusted pre-tax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income
or loss from equity investees	$1,282	$2,387	$2,041	$2,160	$2,390
Fixed charges
Interest on long-term and short-term debt	$90	$161	$190	$161	$213
Capitalized interest	8	28	34	33	38
Rental expenses representative of an interest factor	30	49	47	47	52
Total fixed charges	$128	$238	$271	$241	$303

Adjusted pre-tax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or
loss from equity investees plus total fixed charges	$1,410	$2,625	$2,312	$2,401	$2,693
RATIO OF EARNINGS TO FIXED CHARGES	11.0	11.0	8.5	10.0	8.9